Exhibit 99.1

Constellium reaches agreement to acquire Wise Metals

Constellium to become a leader in the North American Body-in-White market

Pierre Vareille, Chief Executive Officer and Didier Fontaine, Chief Financial Officer, will host a conference call and webcast on October 3, 2014 at 8.30 am EDT (call & details will follow in a separate press release and will also be posted on Constellium’s website).

•	$1.4 billion acquisition—$455 million in cash and $945 million in assumption of debt

•	Plans to increase Wise’s current 450 kt of hot mill capacity to over 700 kt and build 200 kt of dedicated BiW finishing capacity

•	Up to $750 million investment by Constellium expected by 2022 to support capacity increase

•	Wise’s EBITDA expected to quadruple from 2013 level after full ramp-up of Body-in-White production and completion of capacity expansion

•	Expands scale and global reach of Constellium’s operations and business portfolio

Amsterdam, October 3, 2014—Constellium N.V. (NYSE and NYSE Euronext: CSTM) today announced that it has signed a definitive agreement to acquire Wise Metals Intermediate Holdings LLC (“Wise”), a private aluminum sheet producer located in Muscle Shoals, Alabama. Under the terms of the transaction, Constellium will purchase Wise for $1.4 billion, consisting of $455 million in cash and $945 million in the assumption of Wise’s existing debt. The transaction, which was unanimously approved by the Constellium’s Board of Directors, remains subject to customary closing conditions and regulatory approvals.

Expanding Constellium’s Body-in-White capacity

The acquisition of Wise – which has the widest hot strip mill in North America – will provide Constellium immediate access to 450 kilo metric tons (kt) of hot mill capacity. In parallel, Constellium intends to invest up to $750 million by 2022 to increase Wise’s current hot mill capacity to over 700 kt and build 200 kt of dedicated BiW finishing capacity to serve the rapidly growing automotive market. Significantly accelerating Constellium’s involvement in the North American Body-in-White (BiW) market, investments are expected to be funded by operating cash flow generated by Wise and existing Constellium’s resources.

Constellium estimates that the North American market for BiW aluminum rolled products could grow from less than 100 kt in 2012 to approximately 2.000 kt by 2025. This transaction is strategically aligned with Constellium’s objective of continuing to grow in this high value-added market, as evidenced by its leadership position in the European automotive market as well as its recent investments in BiW capacity in the U.S. and Europe.

“The acquisition of Wise is transformative in many ways for Constellium,” said Pierre Vareille, Constellium’s Chief Executive Officer. “Wise is a natural fit with our business portfolio. The combination of their strong operating capabilities with our major position in the BiW and can sheet markets in Europe will create an outstanding platform to serve our customers. With three core businesses – aerospace, automotive and packaging – and a more balanced international dimension, Constellium expects to increase its earnings power and create sustainable value for customers and shareholders.”

“I’m extremely proud of what we built at Wise over the last 15 years. Our people, machinery and culture are world class. I’m excited that we have a new steward for Wise who shares our views and has the technological and financial ability to take Wise to the next level. I will be watching with excitement as Wise continues to evolve in a profound way into the future,” stated David F. D’Addario, Chairman and Chief Executive Officer of Wise Metals.

Expanding Constellium’s global reach and creating value

The transaction also strengthens Constellium’s global footprint and offerings by increasing the Company’s exposure to the North American market. Wise’s growing can sheet business in the U.S. will supplement Constellium’s leading position in Europe and provide stability through long-term contracts with its global beverage can customers. Post-acquisition, Constellium expects to benefit from increased product development resources, improved competitive position, enhanced global reach and greater operational flexibility.

The acquisition is expected to be quickly accretive to earnings. Wise’s 2013 EBITDA level is expected to quadruple once facility upgrades are completed, driven by the addition of BiW production.

The transaction is expected to be funded with a mix of debt and equity to preserve Constellium’s strong capital structure and liquidity. Deutsche Bank has provided a fully committed bridge facility to finance the deal.

Deutsche Bank Securities Inc. is serving as financial advisor to Constellium, and Wachtell, Lipton, Rosen & Katz is serving as its legal advisor. BofA Merrill Lynch is serving as financial advisor to Wise Metals and Winston & Strawn LLP is serving as its legal advisor.

About Constellium

Constellium is a global sector leader that develops innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.5 billion of revenue in 2013.

About Wise

Based in Muscle Shoals, Alabama, Wise is the world’s third-leading producer of aluminum can stock for the beverage industry, as well as other commercial products. Wise generated approximately $1.2 billion of revenues in 2013.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the risk that the closing conditions will not be satisfied in a timely manner or at all; the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the proposed transaction, which could limit Constellium’s operating flexibility and opportunities; Constellium’s inability to complete the anticipated financing as contemplated prior to the commitment letter or otherwise secure favorable terms for such financing; failure to receive, delays in the receipt of or unacceptable or burdensome conditions imposed in connection with any required regulatory approvals and the satisfaction of the closing conditions to the transaction; the potential failure to retain key employees as a result of the proposed transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the transaction; disruptions to business operations resulting from the proposed transaction; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.